www.linkedin.com/in/taylorcotner
(LinkedIn)

www.looprecur.com (Other)

Top Skills

Product Management

Team Management

User Interface Design

Taylor Cotner

VP of Product & Engineering @ Offline

Raleigh-Durham-Chapel Hill Area

Summary

Product @ Offline. I focus on keeping things running smoothly, product strategy, and growth planning.

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Experience

Offline

8 years 3 months

VP of Product & Engineering

December 2023 - Present (1 year 5 months)

Raleigh, North Carolina, United States

COO

February 2017 - Present (8 years 3 months)

Raleigh-Durham, North Carolina Area

(2020 - Present) Building the next $1BN consumer subscription business. Offline is reimagining the way we discover new restaurants in Raleigh, Durham, Charlotte, Nashville, Tampa Bay, Orlando, Columbus, Indianapolis, Austin, San Antonio, and Denver. More cities on the way.

(2014 - 2019) Offline was the fastest growing media company for millennials in Raleigh-Durham, Charlotte and Nashville, reaching over 1 million people each month, and driving over 9 million in local spending each year.

ForwardJS

Co-owner/Organizer

January 2014 - February 2017 (3 years 2 months)

San Francisco Bay Area

Spreading the good word about the future of web technologies.

loop/recur

Owner

July 2010 - February 2017 (6 years 8 months)

At loop/recur, we specialized in building web and mobile applications. Our goal was to complete project while educating our client teams on the best technologies for the project. Our speciality was taking application ideas from wireframes to prototype to MVP and beyond. We built applications for small companies to large enterprises. I was responsible for sales, operations, iOS development and project/product management for all clients.

Previous Clients
Disney
Gamestop
Netgear
Denso
IPSOS
Salesforce
Planned Parenthood
Mod

10 employees
1 million ARR

We also started and ran ForwardJS and Forward Swift conferences in the SF Bay area until 2018.

House of Genius
SF Organizer
2012 - 2013 (1 year)

With a team of wonderful people, helped manage the San Francisco branch of House of Genius. Organize events, secure venues and presenters, ensure all goes smoothly and grow the House of Genius name in the Bay Area.

Blackboard
Director of Accounts & Implementation
April 2005 - July 2010 (5 years 4 months)

I managed a team of account managers that handled training and managed customer relationships for the largest customers throughout the US. My main responsibilities included: designing and implementing customer training programs; internal training on web interface and CRM, and helping design, test, and implement new features to the core product.

AlertNow acquired by Blackboard
Leadership team
Employee #7

Led account management team of ~15 people across country with 2k customers

Product team + QA team

Started support dept

Acquired by Blackboard at 65 people

Asymchem

Account Executive

2000 - 2004 (4 years)

Managed and built client relationships with large pharmaceutical companies

Processed small scale pharmaceutical intermediate orders

Attended and organized trade show appearances

Education

North Carolina State University

BS, Chemistry · (1999 - 2003)